UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2018
OR

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-31486

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
145 Bank Street
Waterbury, CT 06702
Telephone (203) 578-2202

WEBSTER BANK RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

*
Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Webster Bank Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2014.
Hartford, Connecticut
June 28, 2019

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
Assets:
Investments, at fair value:
Registered investment companies	$373,518,811	$392,280,479
Webster Financial Corporation common stock	38,515,374	55,135,886
Cash and cash equivalents	156,210	106,523
Common collective trust fund	26,097,390	24,220,312
Total investments	438,287,785	471,743,200
Receivables:
Employer contributions	1,062,810	816,128
Participant contributions	660,019	544,941
Notes receivable from participants	7,807,857	7,084,510
Total receivables	9,530,686	8,445,579
Net assets available for benefits	$447,818,471	$480,188,779

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2018	2017
Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(47,186,321)	$47,473,640
Interest	174,714	47,062
Dividends	22,609,422	18,901,321
Total income (loss) on investments, net	(24,402,185)	66,422,023

Interest income on notes receivable from participants	368,128	305,444

Contributions:
Participant	20,986,470	19,018,710
Employer	12,236,046	11,493,429
Rollover	4,102,537	3,591,430
Total contributions	37,325,053	34,103,569

Net additions	13,290,996	100,831,036

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	45,620,357	30,538,238
Administrative expenses	40,947	42,180
Total deductions	45,661,304	30,580,418

Net increase (decrease) in net assets available for benefits	(32,370,308)	70,250,618

Net assets available for benefits
Beginning of year	480,188,779	409,938,161
End of year	$447,818,471	$480,188,779

See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). Fidelity Management Trust Company is the trustee and Fidelity Workplace Services is the record-keeper as defined by the Plan. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. To be eligible to make pre-tax contributions to the Plan, an employee must have attained age 21. To be eligible to receive employer contributions under the Plan an employee must have attained age 21 and completed one year of eligible service.
Contributions
Participants are permitted to make pre-tax contributions of up to 75% of their compensation. Webster matches 100% of the first 2% of a participant's pre-tax contributions and 50% of a participant's pre-tax contributions greater than 2% but not to exceed 8% of an employee's annual eligible compensation. Participant's total pre-tax contributions are limited to $18,500 during 2018 and $18,000 in 2017. Participants who are age 50 or older by the end of the calendar year are allowed to make an additional "catch-up" contribution. These contributions are limited to $6,000 in 2018 and 2017. Additionally, Webster provides special transition credits ranging from 1% to 6% to certain participants who were age 35 or older on January 1, 2008, if they were active participants in the Webster Bank Pension Plan prior to it being frozen.
A participant's election to make pre-tax contributions to the Plan is completely voluntary. However, if a participant fails to make a pre-tax contribution election within 90 days of hire, automatic pre-tax contributions of 3% commences as soon as administratively feasible after 90 days following the date on which the participant becomes eligible to make deferral contributions.
Participant Accounts
Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan which includes Webster common stock. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings or losses, including an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are vested immediately in their contributions, rollovers, and qualified non-elective contributions.The vesting of matching contributions is based on years of service. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 100% after two years of service. If a participant terminates employment prior to two years of service, amounts previously contributed by the employer, including plan earnings or losses, are forfeited.
Notes Receivable from Participants
Employees have the ability to borrow up to 50% of their vested account balance, from $1,000 up to $50,000. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (Prime + 1% or such other reasonable rate of interest as the Loan Program Administrator may determine) through payroll deductions. Any required loan application processing fees will be deducted from the participant's account. Loans must generally be repaid within five years through payroll deductions, unless proceeds are used to purchase a primary residence, in which repayment can be up to 15 years. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower. The loans are secured by the balance in the participant's account.
Payment of Benefits
If the value of a participant's vested account is not greater than $1,000, the vested balance will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant's beneficiary or as a direct rollover to an IRA or another employer plan. If the value of a participant's vested account is greater than $1,000, payment is made to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant's life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. A participant may elect to defer

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

the commencement of benefits under the Plan, however, this date should not exceed the required beginning date which is April 1st of the subsequent calendar year in which the participant attains age 70-1/2 or retires, whichever is later. Vested interests greater than $1,000 may also be paid in a direct rollover to an IRA or another plan.
In the event of a participant's total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded when distributed in accordance with ERISA requirements.
Forfeitures
The amounts forfeited during the Plan year are used first to reinstate forfeited amounts of certain rehired employees, then to pay plan expenses (to the extent they have not previously been paid by Webster Bank), and lastly to reduce the amount of contributions which Webster Bank would otherwise be required to contribute to the Plan. As of the Plan years ending December 31, 2018 and 2017, no forfeitures were used in funding rehired employee balances or to pay plan expenses.
During the years ended December 31, 2018 and 2017, employer contributions were reduced by $109,000 and $107,115, respectively. At December 31, 2018 and 2017, the remaining forfeited non-vested amount totaled $9,539 and $6,618, respectively.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. The Plan's investment committee determines the Plan's valuation policies utilizing information provided by the investment advisor and custodian. Refer to Note 4 Fair Value Measurements for additional information.
Common Collective Trust Fund
The investments currently reside in the Fidelity Managed Income Portfolio II - Class 1 fund. The Plan's interests in the trust are valued based on the net asset value reported by the trustee of the funds. Fair values for the underlying assets of the Fidelity Managed Income Portfolio II - Class 1 fund were based on the market approach using quoted prices in active markets or observable inputs used to value certain securities and contracts, or Level 2.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.
Payment of Benefits
Benefits are recorded when paid.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Administrative Expenses
All of the expenses of maintaining the Plan are paid by the Bank, except for fees paid directly by the Plan pursuant to the Plan agreement. These fees are reflected as administrative expenses in the Statements of Changes in Net Assets Available for Benefits.
3. INVESTMENTS
A summary of net appreciation (depreciation) in the fair value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) by investment type is as follows:

	For the years ended December 31,
	2018	2017
Registered investment companies	$(42,551,025)	$45,485,926
Webster Financial Corporation common stock	(4,635,296)	1,987,714
Net appreciation (depreciation)	$(47,186,321)	$47,473,640
4. FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, quoted market prices are not available. In such instances, fair values are determined using appropriate valuation techniques. Various assumptions and observable inputs must be relied upon in applying these techniques. Accordingly, categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. As such, the fair value estimates may not be realized in an immediate transfer of the respective asset or liability.
Fair Value Hierarchy
The three levels within the fair value hierarchy are as follows:

•	Level 1: Valuation is based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•
Level 2: Fair value is calculated using significant inputs other than quoted market prices that are directly or indirectly observable for the asset or liability. The valuation may rely on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit ratings, etc.), or inputs that are derived principally or corroborated by market data, by correlation, or other means.

•
Level 3: Inputs for determining the fair value of the respective assets or liabilities are not observable. Level 3 valuations are reliant upon pricing models and techniques that require significant management judgment or estimation.

A description of the valuation methodologies used by the Plan is presented below:
Registered Investment Companies
The Plan uses quoted market prices of identical assets on active exchanges. As such, registered investment companies are classified within Level 1 of the fair value hierarchy.
Common Collective Trust Fund
The investments currently reside in the Fidelity Managed Income Portfolio II - Class 1 fund. The Plan's interests in the trust are valued based on the NAV reported by the trustee of the funds. Because net asset values for the collective trust funds are based primarily on observable inputs, most notably quoted prices for the underlying assets, these investments are classified as Level 2. The investments have no restrictions on redemptions and there were no unfunded commitments and no plans to sell investments at December 31, 2018 and 2017. The common collective trust fund is designed to deliver safety and stability by preserving principal and accumulated earnings.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Webster Financial Corporation Common Stock
Webster Financial Corporation's common stock is traded on the New York Stock Exchange under the symbol “WBS.” The common stock is stated at fair value as quoted on an active exchange. Therefore, common stock is classified within Level 1 of the fair value hierarchy.
Cash and Cash Equivalents
Cash and cash equivalents are recorded at cost, plus accrued interest. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.
There have been no changes in the valuation methodologies used at December 31, 2018 and 2017, respectively, and there have been no transfers between fair value levels.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value.

	At December 31, 2018
	Level 1	Level 2	Level 3	Total
Registered investment companies
Mutual funds - large cap equity	$119,174,644	$—	$—	$119,174,644
Mutual funds - mid cap equity	72,455,153	—	—	72,455,153
Mutual funds - small cap equity	16,680,268	—	—	16,680,268
Mutual funds - fixed income	24,243,744	—	—	24,243,744
Target retirement funds	127,097,284	—	—	127,097,284
Money market funds	13,867,719	—	—	13,867,719
Common collective Trust	—	26,097,390	—	26,097,390
Webster Financial Corporation common stock	38,515,374	—	—	38,515,374
Cash and cash equivalents	156,210	—	—	156,210
Total assets in the fair value hierarchy	$412,190,395	$26,097,390	$—	$438,287,785

	At December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies
Mutual funds - large cap equity	$157,774,971	$—	$—	$157,774,971
Mutual funds - mid cap equity	54,296,301	—	—	54,296,301
Mutual funds - small cap equity	16,679,880	—	—	16,679,880
Mutual funds - fixed income	26,857,468	—	—	26,857,468
Target retirement funds	126,824,912	—	—	126,824,912
Money market funds	9,846,947	—	—	9,846,947
Common collective Trust	—	24,220,312	—	24,220,312
Webster Financial Corporation common stock	55,135,886	—	—	55,135,886
Cash and cash equivalents	106,523	—	—	106,523
Total assets in the fair value hierarchy	$447,522,888	$24,220,312	$—	$471,743,200

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

5. RELATED PARTY AND PARTY IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of registered investment companies (mutual funds) managed by Fidelity Workplace Services, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan. Accordingly, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $40,947 and $42,180 for the years ended December 31, 2018 and 2017, respectively.
At December 31, 2018 and 2017, the Plan held 781,403 shares and 981,764 shares of Webster Financial Corporation common stock, respectively, with fair value of $38,515,374 and $55,135,886, respectively. During the years ended December 31, 2018 and 2017, the Plan recorded dividend income from Webster Financial Corporation common stock of $996,325 and $936,534 respectively.
Notes receivable from participants of $7,807,857 and $7,084,510 as of December 31, 2018 and 2017, respectively, with interest rates ranging from 3.25% to 9.00% in 2018 and 2017, also qualify as party-in-interest transactions. Interest earned on the notes receivable from participants totaled $368,128 and $305,444 for the years ended December 31, 2018 and 2017, respectively.
6. PLAN TERMINATION
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions will be fully vested and non-forfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Office of the Chairman, which is appointed by Webster Bank's Board of Directors.
7. TAX STATUS
The Plan has received a favorable tax determination letter from the Internal Revenue Service dated January 9, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The plan document determined by the IRS to be qualified has since been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Bank and Plan counsel believe the Plan is designed and is operated in accordance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is exempt from federal taxation.  The Bank has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code, in the event a non-compliance matter is identified.
U.S. generally accepted accounting principles requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2015.
8. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
9. SUBSEQUENT EVENTS

The Plan Administrator has evaluated the effects on the Plan's financial statements of subsequent events that have occurred subsequent to December 31, 2018 through June 28, 2019, the date these financial statements were available to be issued.

WEBSTER BANK
RETIREMENT SAVINGS PLAN
EIN 06-0273620 PLAN NUMBER 003
Schedule H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Current Value
Registered investment companies
Fidelity Growth Company Fund - Class K*	2,370,485	shares	$37,998,878
American Funds The Growth Fund of America R6	662,401	shares	28,317,630
Vanguard Target Retirement 2025 Instutional Fund TR	1,256,854	shares	26,607,590
Fidelity 500 Index Fund - Institutional Class*	296,384	shares	25,815,041
Fidelity Mid-Cap Stock Fund*	729,542	shares	22,243,722
Vanguard Target Retirement 2020 Instutional Fund TR	1,014,198	shares	21,328,578
Fidelity Balanced Fund - Class K*	959,072	shares	19,804,835
Vanguard Target Retirement 2030 Instutional Fund TR	905,749	shares	19,238,103
PIMCO Total Return Fund Institutional Class	1,732,084	shares	17,199,592
Vanguard Target Retirement 2035 Instutional Fund TR	767,139	shares	16,340,060
American Funds Washington Mutual Investors Fund Class R-6	352,493	shares	14,483,946
Janus Henderson Triton Fund Class 1	560,419	shares	14,301,901
Fidelity Diversified International Fund - Class K*	439,542	shares	13,880,734
Fidelity Treasury Only Money Market Fund*	13,866,786	shares	13,866,786
Vanguard Target Retirement 2040 Instutional Fund TR	547,160	shares	11,692,799
Dodge & COX Stock Fund	57,085	shares	9,864,847
Vanguard Target Retirement 2045 Instutional Fund TR	428,168	shares	9,167,067
Vanguard Target Retirement 2050 Instutional Fund TR	422,280	shares	9,053,674
American Funds Capital World Growth and Income Funds Class R-4	186,449	shares	7,959,520
Dodge & COX International Stock Fund	123,118	shares	4,544,277
Vanguard Target Retirement 2055 Instutional Fund TR	201,456	shares	4,331,301
Vanguard Target Retirement Inst TR Income Fund Investor Shares	204,472	shares	4,193,713
Vanguard Total Bond Market Index Fund Admiral Shares	374,572	shares	3,914,273
Vanguard Target Retirement 2015 Instutional Fund TR	182,444	shares	3,765,651
Templeton Global Bond Fund Advisor Class	278,211	shares	3,129,878
Vanguard Selected Value Fund Investor Shares	118,725	shares	2,668,930
Goldman Sachs Small Cap Value Instl	51,137	shares	2,378,367
Fidelity 500 International Fund K*	58,454	shares	2,124,812
Fidelity Extended Market Index Fund*	36,194	shares	1,922,624
Vanguard Target Retirement 2060 Instutional Fund TR	53,804	shares	1,156,792
Vanguard Target Retirement 2065 Instutional Fund TR	11,290	shares	221,955
Fidelity Money Market Trust Retirement Government Money Market Port*	932	shares	932
Total registered investment companies	29,249,096		373,518,811
Common collective trust fund
Fidelity Managed Income Portfolio II Class 1*	26,097,390	units	26,097,390
Common stock
Webster Financial Corporation *	781,403	shares	38,515,374
Cash and cash equivalents
Fidelity Brokerage Link *	—		156,210
Notes receivable from participants
Notes receivable from participants*	Varying maturity dates with interest rates ranging from 3.25% to 9.00%		7,807,857
	Total		$446,095,642
* Party-in-interest
Note: Investments are participant directed, therefore, cost information is not required.
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 28, 2019	By:	/s/ Glenn I. MacInnes
Glenn I. MacInnes
Chair of the Retirement Plans Committee

Date:	June 28, 2019	By:	/s/ Albert J. Wang
Albert J. Wang
Member of the Retirement Plans Committee

Date:	June 28, 2019	By:	/s/ Bernard Garrigues
Bernard Garrigues
Member of the Retirement Plans Committee

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm